August 8, 2005



Mr. Conrad Nagel
Principal Accounting Officer
U.S. Microbics, Inc.
6451-C El Camino Real
Carlsbad, CA 92009


	Re:	U.S. Microbics, Inc.
		Form 10-KSB for Fiscal Year Ended September 30, 2004
Filed March 17, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 24, 2005
		File No. 0-14213


Dear Mr. Nagel:

      We have reviewed your response letter dated July 28, 2005 and have the following comments. Our review has been limited to those matters specifically addressed in this letter. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in your filing.

Form 10-KSB for the Fiscal Year Ended September 30, 2004

Controls and Procedures, page 32

1. We reissue our prior comment number one in our letter dated
June
23, 2005. Please indicate whether there were any changes to internal controls over financial reporting. Please refer to paragraph (c) of
Item 307 of the Regulation S-K. The reference to "no significant changes" indicates there has been some change, which should be discussed.


Consolidated Statements of Deficiency in Stockholders` Equity,
page F-
6

2. We note your response to our prior comment number three in our letter dated June 23, 2005. Please advise us of the following:

a. Tell us what deferred equity issuance costs and deferred financing costs presented as components of the shareholder`s equity represent.

b. Tell us how you account for deferred equity issuance costs and deferred financing costs subsequently upon initial capitalization.

c. In your response, you stated, "the deferred costs shall be charged against the gross proceeds of the offering." If you are netting direct offering costs against the gross proceeds, explain why you presented deferred equity issuance costs.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

Controls and Procedures, page 18

3. 	We have read your proposed disclosure in response to our
prior
comment number seven in our letter dated June 23, 2005. Please revise
your disclosure to reflect the following:
a.     	Clarify, if true, that your officers concluded that your
disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure.
Please refer to Exchange Act Rule 13a-15(e).
b. Indicate whether there were any changes to internal controls over financial reporting. Please refer to paragraph (c) of Item 307 of the
Regulation S-K.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yong Choi, Staff Accountant at (202) 551-
3758 or
Kim Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Nagel
U.S. Microbics, Inc.
August 8, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010